EXHIBIT 99.4

south sea pearl

ACN 009 220 053

30th May 2006

The Manager
Australian stock Exchange
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: Annual General Meeting

We would like to advise that at the Company's annual general meeting was held today, and all resolutions were passed. Details of these resolutions follow:

1. Re-election of George Snow as a director;
2. Election of Stephen Birkbeck as a director;
3. Non-executive directors' aggregate remuneration increased to $350,000;
4. Employee Share Plan (ESP);
5. Allocation of one million shares to the Managing Director under the ESP;
6. Change in company name to Atlas South Sea Pearl Limited;
7. Approval of remuneration report.

Yours faithfully

/s/ Simon Adams

SIMON ADAMS
Company Secretary

CRP03 AGM Resolution May3006 doc

43 York Street. Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www atlaspacific com au • EMAIL atlas@atlaspacific com au